April 14, 2009

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Attn:    Donna Levy, Esq.

Re:      Direct Insite Corp.
         Amendment No. 1 to Registration Statement on Form S-1
         filed February 19, 2009
         File No. 333-153792

Ladies and Gentlemen:

     On behalf of Direct Insite Corp. (the "Company"), the following are our responses, including supplemental information, to the comments of the Securities and Exchange Commission ("SEC") set forth in its letter dated March 5, 2009 with respect to the above-referenced document filed by the Company. Supplemental information provided to you in this letter is based upon information and/or documentation provided by the Company. The numbers of our responses parallel the numbers in your March 5, 2009 comment letter. We are providing a hard copy blacklined version of the Registration Statement to facilitate your review

General
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     1. Please be advised  supplementally that we have previously replied to the staff comments on the confidential treatment request.


     2. Please be advised supplementally that we have revised the Registration Statement to include audited financial statements for the fiscal year ended December 31, 2008.

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Securities and Exchange Commission
April 14, 2009
Page -2-


Management's  Discussion  and  Analysis of  Financial  Condition  and Results of
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Operations Overview
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     3. Please be advised supplementally, as noted in our telephone conversation of April 8, 2009, that the disclosure in the Registration Statement pertaining to the decrease in the percentage of the Company's revenues derived from IBM has been revised to set forth more detail as to the decrease in services provided to IBM in Europe.

Executive Compensation
----------------------

     4. Please be advised supplementally that the disclosures set forth under Executive Compensation have been revised to include disclosure of executive compensation for the year ended December 31, 2008.

Exhibit 5.1
-----------

     5. Please be advised supplementally that the opinion of counsel furnished as Exhibit 5.1 has been revised to address the staff's comment.

     The Company will refrain from requesting acceleration of the Registration Statement while the Company's confidential treatment application is still under review.


                                    Very truly yours,

                                    BECKMAN, LIEBERMAN & BARANDES, LLP

                                     /s/ David H. Lieberman
                                         ------------------
                                    By:  David H. Lieberman